April 24, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


We have read Item 4 of Form 8-K dated April 24, 2002, of McLaren Performance Technologies, Inc. and are in agreement with the statements contained in paragraphs (b), (d) and (f) and the second sentence of paragraph (a). We have no basis to agree or disagree with other statements of the registrant contained therein.


/s/ Ernst & Young LLP
Detroit, Michigan